UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                         SUMMIT BROKERAGE SERVICES, INC.
                 (Name of Small Business Issuer in its charter)

         Florida                                                    59-3041826
(State or other jurisdiction of                                  (I.R.S. Number)
Employer Identification
incorporation or organization)

                   25 Fifth Avenue, Indialantic, Florida 32903
               (Address of principal executive offices)(zip code)

                    Issuer's telephone number: (321) 724-2303

           Securities to be registered under Section 12(g) of the Act:

      Title of each class to             Name of each exchange on which
      Be so registered                   each class is to be registered
      -------------------------          ------------------------------
      Common                                 OTC Bulletin Board

        Securities to be registered pursuant to Section 12(g) of the Act.
                         Common Stock, $.0001 par value

                                 March 31, 2000

Paul Fischer, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4-8
Washington, DC 20549

      Re:    Summit Brokerage Services, Inc. (the "Company")
             Form 10-SB/A filed on February 4, 2000
             File No.: 0-29337

Dear Mr. Fisher:

      We are in receipt of your correspondence dated March 22, 2000, which requests certain information in connection with the Company's Registration Statement on Form 10-SB/A. In this regard, we have provided our responses in the same sequential order of your comments. Please note that additional or new language has been redlined and omissions are indicated by **.

      1. A brief explanation for certain industry terms has been provided where required and certain terms have been omitted.

      2. A separate reference to the risk factors section, including a page reference, has been provided.

      3. Additional disclosure which clearly illustrates the Company's history of significant losses has been provided.

      4. Additional disclosure as to the Company's business and financial condition has been provided however, such disclosure has not been included so as not to be redundant throughout the document.

      5. The information requested on comment 5 has been provided (see Item 1 and Item 2 redlined version).

      6. Disclosure as to how many branch offices are awaiting licensing and the probable time frame has been provided.

      7. Revised language indicating that many investors participate in the financial services industry through 401(K) plans has been provided.

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 3

      8. An explanation as to how a fee provides the Company a steady base of revenue in both good and bad markets has been provided.

      9. The disclosure regarding registered investment advisory fees has been omitted.

      10. The disclosure regarding the senior market has been omitted.

      11. Revised disclosure indicating that it is the Company's belief that Social Security will not fund most people's retirement has been provided.

      12. Additional language supporting the Company's beliefs as to the future growth of the financial services industry has been provided.

      13. and 14. Accounting disclosure complying with Item 303 of Regulation S-B as well as additional discussions relating to the Company's liquidity and capital resources has been provided.

      15. A new Risk Factor section heading has been provided for clarity.

      16. Disclosure relating to the Company's competition within the industry has been provided.

      17. The Commission telephone number has been included in the disclosure as requested.

      18. Disclosure indicating that there are no material consequences relative to any employee's full or part time commitment to the Company has been provided.

      19. Supplementally, please be advised that Mark Olsen put many of the country's leading banks in the securities business, such as Chemical Bank, California Federal Savings Bank, Dime Savings Bank of New York, Banco De Poplar, Hinsdale Federal Savings Bank, and Trans Financial National Bank. He developed the bank brokerage division at Kemper Financial Services. This development lead to his position as Executive Vice President at Kemper. He later became President, CEO and Chairman of the Board of Invest Financial Corporation Holding Company, and all subsidiaries. Under his guidance, Invest increased sales from under $1 billion to over $4 billion annually, and became profitable after seven previous years of net losses prior to his tenure. To our knowledge, no puffery exists in the current biographical information.

      20. The Company's initial trading date on the OTC-BB has been provided.

      21. Disclosure relating to the stock dividend has been provided. Supplementally, although there was negative retained earnings, the dividends were issued as a result of a commitment made to initial investors of the Company's securities who agreed to hold their investment in the Company.

      22. A required disclosure relating to changes and disagreements with accountants has been provided.

      23. A letter from the former accountant has been provided as an exhibit herewith.

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 4

      24. A description of the facts and circumstances supporting the belief that the Company's limited offerings properly qualified for an exemption under Rule 504 of Regulation D of the Securities Act of 1933, as amended, has been provided. Supplementally, if requested, copies of both Form D filings along with all state blue sky filings may be provided for your review.

      25. Clarification as to the auditors independence has been provided.

      26. The auditor's report has been dual dated to reflect the date the restatement was made and Note 16 has been expanded to explain the restatements. The financial statements have been captioned as "restated" and a paragraph has been added to the auditor's report explaining the restatement and referring to
Note 16.

      27. The city and state from which the audit report has been issued has been added to the audit report.

      28. The audit report of the predecessor auditor has been inserted as page
3. All page numbers have been increased by 1 to reflect this addition.

      29. The financial statements have been restated to show a valuation allowance for the entire deferred tax asset. Appropriate disclosure has been added to Note 12. This change does not affect the net capital computation since this asset had already been excluded from assets when the initial computation was performed.

      30. In accordance with SFAS 135, paragraph 4(a) treasury stock held for employees has been reclassified to the stockholder's equity section of the balance sheet. Note 8 has been revised accordingly.

      31. For common stock we have stated, the number of shares authorized, issued and outstanding and the par value on the face of the balance sheet. This information was previously in Note 7 and to avoid duplication has been deleted from that footnote. There is no liquidation value involved with the common stock, therefore no disclosure is required for this purpose.

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 5

      32. Summit Brokerage receives a commission on products sold by their branch offices. Summit Brokerage receives all commissions from the transactions, takes their commission and remits all remaining commissions to the branch offices. This information has been added in Note 1. Commission revenue and commission expense has been accounted for in accordance with the broker/dealer accounting and auditing industry guide. The branch offices are not franchises, since they pay no direct fees to Summit Brokerage. A specimen branch contract has been included in the exhibits.

      33. Revised disclosure on page 9 to show issued a stock subscription receivable instead of a note receivable.

      34. Summit Holding has immaterial net assets of $200. The capsule financial information is presented below:

                             Cash                 $   200
                                                  -------
                             Equity               $   200
                                                  -------

      35. The Company's revenue recognition policy for commission income has been added in Note 1.

      36. The estimated useful lives of the Company's fixed assets are 3 to 7 years. This was a typo that has been corrected on Note 1.

      37. There are no written agreements for the related party amounts disclosed in Note 2. This footnote has been expanded to disclose the agreements are unwritten and the amounts are expected to be collected in fiscal year 2000. The $14,220 receivable was repaid in February, 2000. The advance is expected to be repaid as soon as an additional mortgage on the property is finalized.

      The business both related parties are engaged in is also disclosed in the footnote. The first related party entity conducts seminars for education and training purposes and is not dependent on the Company for its revenue. Summit Brokerage has no stock ownership in this company nor does the company have any stock ownership in Summit Brokerage. Based on these facts, we do not believe it is appropriate or meaningful to a reader to consolidate or combine this entities information with Summit Brokerage. Unaudited capsule information for this entity as of December 31, 1999 is as follows:

                                  BALANCE SHEET

ASSETS
   Cash                                                               $  52,860
   Accounts receivable                                                    5,275
   Prepaid expenses                                                      11,000
   Inventory                                                             50,165
                                                                      ---------
     Total current assets                                               119,300

   Fixed assets, net                                                     24,472
                                                                      ---------
Total assets                                                          $ 143,772

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 6

LIABILITIES AND EQUITY
   Accounts payable                                                   $  79,210
   Deposits held                                                          7,000
   Due to Summit Brokerage Services                                      14,220
                                                                      ---------
     Total current liabilities                                          100,430

   Total equity                                                          43,342
                                                                      ---------
Total liabilities and equity                                          $ 143,772
                                                                      =========

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 7

                                INCOME STATEMENT

Seminar income                                                        $ 248,412
Cost of seminars                                                        (82,646)
General and administrative expenses:
   Commissions to Summit Brokerage                                      (32,365)
   Other                                                               (135,059)
                                                                      ---------

Net loss                                                              $  (1,658)
                                                                      =========

The second related party entity owns the building the Company leases. The amounts are intended to be repaid the next year or shortly thereafter. It also is not dependent on the Company (the building could be leased to another entity since it is a standard office building) nor is the entity in the same line of business. Summit Brokerage has no stock ownership in this company nor does the company have any stock ownership in Summit Brokerage. Based on these facts, we do not believe this entity should be consolidated or combined with Summit Brokerage. Unaudited capsule information for this entity as of December 31, 1999 is as follows:

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 8

                                  BALANCE SHEET

ASSETS
   Cash                                                             $    24,908
     Fixed assets, net of accumulated depreciation of $28,140         1,000,511
                                                                    -----------
Total assets                                                        $ 1,025,419

LIABILITIES AND EQUITY
   Advance from management company                                  $    16,386
   Advance from Summit Brokerage Services                                88,484
         Total current liabilities                                      104,870
   Payable to contractor                                                260,000
   Loan from stockholder                                                 51,070
   Mortgages payable                                                    599,995
       Total long term liabilities                                      911,065
          Total liabilities                                           1,015,935
   Total equity                                                           9,484
                                                                    -----------
Total liabilities and equity                                        $ 1,025,419
                                                                    ===========

                                INCOME STATEMENT

Rental income                                                       $   109,200
Other income                                                                 28
     Total income                                                       109,228
                                                                    -----------

Interest expense                                                        (80,759)
Other expenses                                                          (20,737)
   Total expenses                                                      (101,496)
                                                                    -----------

Net income                                                          $     7,732
                                                                    ===========

      38. We have added to Note 4 that the receivable was due to be repaid by January 4, 1999. The amount is currently in litigation. To be conservative, we have restated the financial statements reflecting an allowance for doubtful accounts for the full amount of this asset. This change does not affect the net capital computation since this asset had already been excluded from assets when the initial computation was performed.

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 9

      39. The financial statements have been restated to write off the full amount of the marketing costs. This change does not affect the net capital computation since this asset had already been excluded from assets when the initial computation was performed.

      40. Expanded Note 7 to disclose how many shares were issued to employees and certain consultants under the restricted stock bonus plan. The related unearned compensation expense was also disclosed.

      41. Note 7 was expanded to disclose the number of shares issued to the attorney and the placement service for future services. The related unearned compensation expense for each was also disclosed.

      42. Note 9 states the options were granted on December 31, 1999. These options vest over a one-year period from the grant date. We do not believe it is significant or material to calculate one day of compensation expense.

      43. Note 9 has been expanded to include the disclosures required by SFAS 123 paragraph 46 through 48.

      44. We revised Note 7 to break out sales issued to reps that were previously included in the employee options. We have also disclosed that compensation and consultants expense has been recorded under SFAS 123.

      45. The written contract for services provided from the related Company is included in the exhibits. We have revised Note 13 to disclose the exact terms and conditions of the agreement. The related company performs these same services for several other companies, therefore, we believe it would be misleading to consolidate or combine the financial statements of this related entity with Summit Brokerage.

      46. Note 13 has been revised and expanded to better explain the services provided. A copy of the agreement is included in the exhibits.

      47. Note 17 has been expanded to disclose the amount of unearned compensation related to Mr. Turner's agreement and to explain why no compensation expense should be recorded in the second year of the employment agreement.

      If you have any questions in this regard, please do not hesitate to contact me.

                               Very truly yours,

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 10


                             RICHARD P. GREENE, P.A.


                             Richard P. Greene
                             For the Firm
RPG\evb

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 11

                             INTRODUCTORY STATEMENT

      Summit Brokerage Services, Inc. (the "Company" or "Summit") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Act of 1934. The primary purpose for this is that the Company intends to be listed for trading on the OTC Electronic Bulletin Board. Under the current NASD rules, in order to become listed on the OTC Electronic Bulletin Board, a company now must be a reporting company under the Securities Act of 1934.

      This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in Item 2, Section E, Page 12 "Risk Factors," including among others, regulatory or economic influences.

ITEM 1. DESCRIPTION OF BUSINESS

A.    General Overview and History

      Summit Brokerage Services, Inc. is an independent broker dealer offering financial services to clients across the country and is a National Association of Securities Dealers (NASD) member firm.

      The Company currently has 39 branch offices nationwide and seven new branch offices pending licensing as of this writing. The anticipated time frame for completion of the licensing process for these pending offices is March 31, 2000.

      The Company provides the following financial services through its Planners to their clients:

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 12

      1.    Both full service and discount stock and bond brokerage services
      2.    Load and no-load mutual fund executions
      3.    Asset allocation services for mutual funds, stocks and bonds
      4.    Mortgage origination
      5.    Life, health and disability insurance coverage
      6.    Money market funds
      7.    Clearing services for its branch offices
      8.    Registered Investment Advisor services
      9.    Financial Planning Services

      The founder of the Company is Mr. Richard Parker, the Chairman of the Board, Chief Executive Officer, and majority shareholder. Mr. Parker started the company in 1994 as a one-man firm, and was its sole source of revenue as well as management. By the end of 1997, the company had grown to 11 offices. By the end of 1998, the company had grown to 24 offices. By the end of 1999, the company had grown to 39 offices. The offices are located in Florida, Georgia, South Carolina, North Carolina, Maryland, Pennsylvania, New Jersey, Tennessee, California, and Washington. The majority of the offices are located in Florida. The majority of the firm's customers are retail with a small amount of corporate and institutional clients. The firm is essentially a "financial planning" firm, whereby a Registered Representative (Planner) discusses clients' financial needs and objectives in detail, develops a plan (at no cost), and implements the plan with the clients' approval.

B.    Organization

      Summit was incorporated under the laws of the state of Florida in September 1993. Additionally there are three wholly owned subsidiary corporations:

      o     Summit Holding Group, Inc. - a holding company
      o     Summit Financial Group, Inc. - a registered investment advisor
      o     Summit Insurance Agency Corporation - an insurance business

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 13

      Unless otherwise specified or indicated by the context, all references in this Form 10-SB to the company are to Summit Brokerage Services, Inc. and all of its subsidiaries.

      The Company's common stock is quoted on the OTC Bulletin Board under the symbol SUBO and began trading in June 1998.

      The Company is located in the Summit Building located at 25 Fifth Ave., Indialantic, Florida, 32903; telephone: 321-724-2303; web site:
www.summitbrokerage.com.

C.    Industry Background

      The financial services industry has been in existence for over 100 years. Traditionally, the industry came from three separate areas: the banking industry, the brokerage industry and the insurance industry. Over the last 25 years, the three industries have slowly merged together to form an industry now commonly referred to as financial services. The industry offers financial planning services to a wide array of individuals and companies. With the introduction of the Internet, a host of industry publications, and several financial television networks, the general public has become increasingly versed with the financial instruments available and much more savvy about investments in general.

      Over the last two decades, 401K plans have become the investment of choice for many investors. Companies desiring to limit their ongoing liability have moved away from defined benefit and profit sharing plans electing the 401K to invest retirement funds for their employees. Many investors begin working with the financial services industry through participation in their company's 401(k) plan.

D.    Products

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 14

      Summit offers a broad range of products to the investing public through its registered reps and branch offices. These products include mutual funds, variable annuities, individual stocks, bonds, and insurance products and managed money accounts.

      The Company earns income (recorded as "commission revenue") as products are sold by its registered representatives. The Company receives commission revenue from its product suppliers, (i.e., mutual fund companies or insurance companies) and pays out a percentage of this amount, (recorded as "commission expense") to the representative who sold the product, in accordance with the contract agreement between the Company and the representative. A specimen Registered Representative Agreement is attached as an exhibits.

      The Company's registered reps offer package products to the investing public. Package products include mutual funds, variable annuities, and unit investment trusts. This term is descriptive of a package of securities, usually common stocks, which are managed by an investment company. While many are licensed to sell individual stocks and bonds, it is a relatively small percentage of Summit's business - less than 12% of revenue. Using a package product mix produces:

      1.    More suitable products to the general public
      2.    More efficient management of the funds
      3.    A reduction of risks from buying individual securities
      4.    An easier process of supervision by the Summit compliance team.

      The managed accounts are charged a fee which provides a steady base of revenue for Summit in both good and bad markets. This gives a more predictable stream of income. While investors are sometimes reluctant to buy individual securities and to pay what they may consider as high commission fees, they have invested heavily in recent years into mutual funds and variable annuities. These products are usually part of a group of mutual funds sometimes referred to as a "family." It is possible for the investor, through management of these accounts, to move from fund to fund within the family, to take advantage of sectors of

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 15

the economy which are experiencing growth which may be greater than that of other sectors. For example, an investor may be in a growth and income fund and move to a technology fund based upon the advice of an investment adviser. By managing the investor's portfolio within the mutual fund family and advising as to when the move should be made, the adviser continues to earn the fee from the amount of money under management rather than a one time commission, which may or may not materialize, based upon whether or not the stock markets move up or down.

      Currently, Summit has over $27 million under management and is adding money on a monthly basis. By offering the product mix that Summit offers, it believes that its reps will be viewed more as advisers than traditional stock brokers. This helps by creating personal relationships with the clients that provide a long and mutually beneficial working relationship.

      Revenues by product for 1999 and 1998 are as follows:

                                                         1999                               1998
         Mutual funds                              $2,318,800         49%            $   797,400         30%
         Variable annuities                        $1,526,100         32%            $   937,000         35%
         Equities                                  $  522,000         11%            $   118,500          4%
         Ria                                       $  153,900          3%            $   330,000         12%
         Insurance                                 $  145,300          3%            $   435,300         16%
         Misc.                                     $   90,500          1%            $   276,100         10%
         Grand Total                               $4,756,600        100%            $ 2,894,300        100%

E.    Business Strategy

      Summit has since 1995 implemented a strategy of affiliating independent financial planning offices across the country with the firm. These independent offices bear the full expense of the day-by-day operations of their independently owned branch office. Summit receives on average 10% to 20% over-ride of the gross revenue provided by these branch offices. In addition, there are several other forms of income Summit derives from its branches.

      One additional source of revenue is Registered Investment Advisory (RIA) fees. Summit derives revenue in the form of fee

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 16

based management of individual stocks and/or bond accounts and mutual fund accounts offered by its registered reps. Much of the management of these funds are out-sourced to outside managers for the day-by-day management.

      Another source of revenue comes from the wide array of insurance products offered by Summit, including life insurance, fixed annuities, long-term care, and disability insurance.

      Revenues are also derived from our Master Marketing Area business model. In order to build a more rapid method of distribution, Summit contracts with experienced and well-capitalized industry producers for a geographical location in the country, usually 3 to 5 counties. These producers receive the right to add offices and registered reps in that area, in return for the contractual obligation to build out that territory within a specific period of time, usually three years.

F.    Market Segments

      One of the positive aspects of the financial services industry is virtually any person or company is a potential client. In the early years of life, young families invest for college funding and begin to prepare for their retirement.

      Middle age families focus more on retirement planning and capital accumulation to achieve other financial goals.

      The seniors market focuses on preservation of capital and providing income through the retirement years.

      With a growing population, there is no sign that these trends will diminish. Based on interaction with our clients, it is the company's belief that most people feel that the days of relying on government to provide for their retirement via Social Security are all but gone. To maintain sufficient income during retirement requires investing on an ongoing basis through their lifetime. This only serves to help the financial services industry continue the same growth it has seen for the last 12

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 17

years. It is our belief, based upon current economic conditions (i.e., interest rates) that in order for individuals' investments to appreciate, they must find alternative products other than savings accounts, CDS, etc. in which to invest their money. Securities investments, while representing an inherent risk to principal, also provide a means for appreciation. While future performance of the securities markets cannot be predicted from past performance, we believe as long as individuals seek these alternative means for capital appreciation, securities markets have the potential to continue at substantial growth rates. We believe this is supported by the growth in the securities markets from 1987 through 1999.

G.    Seasonality and Cyclical Factors

      The Company's revenues are affected only slightly by the traditional US vacation seasons, such as July, August, and December. Company revenues may be more adversely affected by cyclical factors, such as financial market downturns, problems or recessions in the US or global economies, etc. Such conditions would present risk in the need for additional capital to be raised by the Company, to offset related significant reductions in revenues.

H.    Employees

      The Company currently employs 15 full time corporate office staff, including officers and management, as well as 64 licensed representatives (Financial Planners or Planners.)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION

      The following discussion and analysis of the Company's consolidated financial condition and results of operation for the fiscal years ended December 31, 1999, 1998 and 1997, and for the fiscal quarters ended December 31, 1999, 1998 and 1997, should be read in conjunction with the Company's consolidated financial statements included elsewhere herein.

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 18

      When used in conjunction in the following discussions, the words "believes," "anticipates," "intends," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause results to differ materially from those projected, including, but not limited to, those set forth in Item 2, Section E, Page 12, "Risk Factors."

A.    General Discussion of the Company

      The Company is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker-dealer offering financial services to clients across the country. The firm provides financial services through its Planners to their clients.

      In 1997, the company began an aggressive expansion of new branch offices. In order to accomplish this, it was necessary to build up its infrastructure, including additional management and staff personnel, computer systems, offices, etc. These increased expenditures resulted in lower earnings for the company, as well as the need for additional capital infusions. Therefore, from 1997 through 1999, the company's financial statements reflect significant losses during this period of building current and future revenues, while it was raising the necessary capital through two private placements offerings (see Item 4, page 25, Recent Sales of Securities.)

      For more information about the company's ability to continue as a going concern, please refer to Note 18 in the attached Notes to Consolidated Financial Statements.

B.    Results of Operations

RESULTS OF OPERATIONS FOR:

FISCAL YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 18

      Revenues increased in fiscal 1999 by $1,862,340 (65%) to $4,756,619 from $2,824,279 in fiscal 1998. The increase was due to several factors: 1) the large increase in the number of branch offices from 1998 to 1999 (from 24 to 39); 2) the increased revenues from existing offices (those added prior to 1999); and 3) an increase in new offices with higher producing registered representatives.

      Expenses increased in fiscal 1999 by $2,086,678 (64%) to $5,490,629 from $3,403,951 in fiscal 1998. The higher expenses were also attributable to the related cost of the increased revenue - commissions expense (the payments to the registered representatives for their portion of the revenue).

      For 1999, the Company incurred higher non-cash expenses as follows:

(a) reserve for deferred tax asset                                    $ 283,860

(b) amortization of unearned stock compensation                         214,504

(c) reserve for uncollectible receivable                                 31,040

(d) capitalized marketing expenses written off                            8,828

                                                                      ---------
         Total 1999 Non-Cash Expenses                                 $ 538,232
                                                                      =========

(a) deferred taxes are explained further in Note 11 of the Notes to Consolidated Financial Statements.

(2) amortization of unearned stock compensation is explained further in Note 7 of the Notes to Consolidated Financial Statements.

(3) Uncollectible receivable is explained further in Note 4 of the Notes to Consolidated Financial Statements.

(4) Capitalized marketing costs are explained further in Note 6 of the Notes to Consolidated Financial Statements.

      All of the above items are also explained in Note 16 of the

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 20

      Notes to Consolidated Financial Statements.

      Due to the increased revenues and related commission costs, the Company ended the year with a high Accrued Commission Payable balance, which was more than offset by the combination of the company's available cash and accounts receivable balances (see Financial Statements section, Consolidated Statements of Financial Condition.)

      The Company believes that its registered investment advisory services and investment income will continue to represent a larger portion of the Company's overall revenues in the future.

FISCAL YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

      Revenues increased in fiscal 1998 by $1,266,120 (78%) to $2,894,279 from $1,628,159 in fiscal 1997. This increase was largely due to the addition of 13 new branch offices during 1998.

      Expenses increased in fiscal 1998 by $1,550,281 (84%) to $3,403,951 from $1,853,670 in fiscal 1997. This increase was largely due to the growth in revenues during 1998, which resulted in higher commission expense as well as higher general operating expenses.

FISCAL QUARTER ENDED DECEMBER 31, 1999 COMPARED TO QUARTER ENDED DECEMBER 31,
1998

      Sales increased in fiscal quarter ended December 31, 1999 by $951,267 (145%) to $1,610,261 from $658,994 in fiscal quarter ended December 31, 1998. As discussed in the fiscal year comparison above, this increase was largely due to the addition of new branch offices in 1999, as well as higher production from existing locations.

      Expenses also increased in the recent period by $1,020,601 (137%) to $1,768,721 from $748,120 in the previous period. This increase was largely attributable to the growth in revenues

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 21

during 1999, which resulted in higher commission expense and higher general operating expenses, as well as the non-cash items mentioned in the fiscal year comparison above.

FISCAL QUARTER ENDED DECEMBER 31, 1998 COMPARED TO QUARTER ENDED DECEMBER 31, 1997:

      Sales increased in the fiscal quarter ended December 31, 1998 by $172,922 (36%) to $658,994 from $486,072 in the fiscal quarter ended December 31, 1997

      Expenses also increased in the recent period by $189,568 (34%) to $748,210 from $558,642 in the previous period.

C.    Liquidity and Capital Resources

      Historically the company's cash flows from operations have been negative, and funded by stock issuance (see Item 2, Section B, Results of Operations.) As described above in Results from Operations, by the fourth quarter of 1999, the company had succeeded in building its revenue base to a level at which it should provide sufficient cash flow to meet existing operating costs. If these revenues continue, the company presently sees no immediate need for additional outside capital in order to meet operating costs in the near term.

      However, the possibility exists that additional capital may be required for future acquisition purposes, in order to achieve more rapid additional revenue growth. As a result, the company's business plan calls for a registered offering either in fiscal 2000 or 2001.

      Additional liquidity, if necessary, is available to the Company through a commitment from its majority shareholder, Richard Parker, to enter into a subordinated debt agreement of at least $100,000. For purposes of compliance with NASD Net Capital Rules, a subordinated loan of $40,000 from this commitment was funded on February 24, 2000, and approved by the NASD on March 14, 2000.


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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 22

      The Company's net cash from operations was $(200,591) at December 31, 1999 and $(518,265) at December 31, 1998. The $317,674 reduction in cash flows from operations is mainly the result of timing, as the Company received commissions at year-end, but the related commission liability was not paid until January 2000.

      Cash flows from financing activities were $533,422 in fiscal year 1999 and $428,679 in fiscal year 1998. As previously mentioned, these cash inflows resulted from the Company's two private placements.

D.    Significant Business Relationships

      On January 26, 1994 the Company entered into a clearing agreement with First Clearing Corporation, a subsidiary of First Union Bank (formerly Wheat First Securities, Inc.) to execute securities orders and maintain accounts for clients on behalf of the Company.

      On December 17, 1993, the Company entered into a Broker-Dealer Management Agreement with Summit Group of Companies, Inc., ( "management company") to provide management services for the broker-dealer. The agreement is attached as an exhibit. These services include administrative, clerical, accounting functions, as well as other services necessary to conduct the broker-dealer's business. As disclosed in the enclosed December 31, 1999 audited financial statements, under the section Notes to the Consolidated Financial Statements,
Note 13 Related Party Transactions, the management company is wholly owned by the Chairman and majority shareholder of Summit Brokerage Services, Inc., Richard Parker. However, the company is not dependent upon the services of the management company, and the relationship no longer exists as of January 1st, 2000.

E.    Risk Factors

Capitalization and Financial History:

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 23

      There are, of course, many factors that may affect the financial well being of the company. The markets in general will have a direct impact on the investing public and their willingness to invest in financial vehicles. While over a long period of time markets have consistently gone up, the markets have become more and more volatile over the years, therefore, causing concern with the investing public. If a down turn in the market occurs for a substantial period of time, it could affect negatively the Company's growth and even its ability to maintain its current revenue stream.

      There is always the possibility that inadequate capitalization could curtail the growth and even affect the day-by-day operations of the firm. If the current revenue sources or the current growth model was hampered in any way, it could result in lack of capitalization to not only grow the company, but to run its day-by-day operation. See Item 2, Section C, "Liquidity and Capital Resources."

      During the past two years, the Company has incurred net losses of ($878,870) and $(411,042) respectively. Based on its own internal projections, the Company believes that its operations and current capital resources will be sufficient to fund the Company's working capital needs through the 2000 fiscal year, provided that there are no significant increases in operating expenses. While it is endeavoring to keep costs contained as much as possible, the failure of the Company to prevent such increases in the immediate future would have a material adverse effect on the Company's operations and on its ability to operate in the manner its business is currently being conducted. In addition, there can be no assurances that the increased revenues necessary to provide a profit will continue.

Ability to attract reps and branch offices:

      While Summit has shown strong growth for its first three years in attracting branch offices and registered representatives, this is due primarily to training provided in the industry by the Company's CEO and founder, Richard Parker.

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 24

If Mr. Parker was not physically able to continue this training, it would have a negative effect on the recruiting aspect of the firm.

      The biggest risk the company currently faces is the continued recruitment of successful registered representatives. The company's future ability to continue as an ongoing concern greatly depends upon the success of these efforts at present. In addition, registered representatives who are successful in their present practices are increasingly reluctant to change their broker-dealer relationship. This fact increases the risk for the company to continue its recruiting efforts.

Regulators:

      While Summit maintains a high standard of compliance and regulatory adherence at all times, there is at least 102 regulatory bodies that Summit must answer to with 50 state securities divisions, 50 state insurance divisions, the NASD and the SEC. Many of the rules and regulations are extremely complex and, even if a financial services firm desires and strives to adhere to all regulations, there is always the potential of infraction of rules that could result in regulatory action either monetarily or against the firm in general.

Financial liability from errors and omissions:

      Whenever a company handles funds for another person, the potential of litigation is always present. Summit strives through its supervisors, compliance officers, and managers to maintain a high degree of compliance and supervision in these areas. However, mistakes can occur. To assure that the financial liability is manageable, Summit maintains errors and omissions insurance. There are, of course, exceptions to all E&O policies and there is always the potential that one or more events may not be covered through E&O insurance and therefore become a liability to the company.

Competition:

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 25

      There is strong competition in the financial services industry. Many of Summit's competitors are extremely well capitalized and have decades of experience in the business. This obviously presents business risks to the company.

      This competition includes such financial giants as Merrill Lynch, Morgan Stanley Dean Witter, Citicorp, and Charles Schwab. In an economic condition where investors may withdraw substantial portions of their investment funds, the above competitors have the capital and experience to weather such a downturn in the markets (i.e., a substantial decrease in the Dow Jones or NASDAQ indexes.)

Limited depth of management:

      The Company has a quality management team. However, that team is limited in number. If one or more of the immediate management team was incapacitated, this could have a negative effect on the company.

Outside managers:

      Summit subcontracts much of its management managers in mutual funds, variable annuities and managed accounts. Therefore, the investors judge their financial results based on the performance of these managers. If Summit should hire managers that do not perform adequately, it could lose the assets under management and therefore have a negative effect on the company.

F.    Employees

      As of the current date, the Company has 15 full time employees. As the Company increases its operations, additional employees will be required. The Company's future success depends on its ability to attract and retain other qualified personnel, for which competition is intense. The loss of Mr. Richard Parker or the Company's inability to attract and retain other qualified employees could have a material adverse affect on the Company.

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 26

G.    Risks Associated with Year 2000

      The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

H.    Additional Information

      The Company intends to provide an annual report to its security holders, and to make quarterly reports available for inspection by its security holders. The annual report will include audited financial statements.

      The Company will, as a result of this filing, become subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and, in accordance with the Commission, such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. For further information, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 27

reporting companies at http://www.sec.gov or call (800) SEC-0330.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company maintains its principal business operations at 25 Fifth Avenue, Indialantic, Florida 32903. The Company's telephone number is (321) 724-2303 and the web site address is www.summitbrokerage.com.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 31, 1999, with respect to the beneficial ownership of common stock by (i) each person who, to the knowledge of the Company, beneficially owned or had the right to acquire more than 5% of the outstanding common stock, (ii) each Director of the Company, and (iii) all executive Officers and Directors of the Company as a group:


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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 28

Name of Beneficial Owner(1)                                                 Number of Shares
       Percentage(2)
----------------------------------------             ----------------------                      --------------
Richard Parker (3) (4)                                        3,327,595                                73.3%
Brian Best (5)                                                   14,250                                  .3%
Harry Green (6)                                                  44,250                                 1.0%
D. Mark Olson (5)                                                 6,250                                  .1%
Jack Root (6)                                                    14,250                                  .3%
William R. Turner (7)                                           108,850                                 2.4%
Mark F. Caulfield (8)                                            67,500                                 1.5%

-----------------
(1) Unless otherwise indicated, the address of each person is c/o Summit Brokerage Services, Inc., 25 Fifth Ave., Indialantic, FL 32903
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are currently exercisable, or exercisable within 60 days of December 31, 1999, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole Voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(3)   Includes 640,175 shares owned by Richard & Joan Parker, JT TEN.
(4) Includes 95,000 shares issuable pursuant to a stock purchase option currently exercisable.
(5) Includes 6,250 shares issuable pursuant to a stock purchase option currently exercisable.
(6) Includes 11,250 shares issuable pursuant to a stock purchase option currently exercisable.
(7) Includes 100,000 shares issuable pursuant to a stock purchase option currently exercisable.
(8) Includes 47,500 shares issuable pursuant to a stock purchase option currently exercisable.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

      The following table sets forth the names and positions with the Company and ages of the executive officers and directors of the Company. Directors will be elected at the Company's annual meeting of shareholders and serve for one year or until their

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 29

successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contract.

      Name                       Age               Title
      ----                       ---               -----
      Richard Parker             48                Chairman & CEO
      William R. Turner          56                President & COO
      Mark F. Caulfield          41                CFO & Secretary/Treasurer
      Brian Best                 30                Director
      Harry Green                58                Director
      Mark Olson                 51                Director
      Jack Root                  66                Director

      All key employees are employed full-time by Summit. All Directors are not employed full-time by Summit. There are no material consequences of this situation to Summit.

      Not only are there are no material conflicts of interest, there are no conflicts of interest at all.

Duties, Responsibilities and Experience

Richard Parker, Chairman of the Board and Chief Executive Officer

      Mr. Parker, the founder of the Company, began his career in the financial services industry in 1974 as a licensed Realtor. A year later, he became the youngest licensed broker in the history of the Lakeland Board of Real Estate when he and his mother, Doris Parker, opened R/D Parker Realty, a franchise of Century 21, the nation's largest real estate sales organization. For the next decade, Mr. Parker sold, developed, built and managed real estate projects primarily throughout Polk County. During that time, he was recognized as a national sales leader for Century 21. In 1986, Mr. Parker became fully licensed to sell securities and insurance with Dean Witter. Following his tenure with Dean Witter, he became the branch manager of Anchor National Financial, a SunAmerica company. With Anchor National, Mr. Parker was the second highest producer nationally among the company's several hundred licensed representatives. During this time, Mr. Parker incorporated and began doing business as The

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 30

Summit Financial Group, Inc. and the Summit Group of Companies. The Summit Brokerage Service Inc., a NASD licensed broker/dealer, was added to the Summit Group of Companies. Mr. Parker holds series 7, 63, 65 and 24 licenses, as well as life insurance and real estate licenses. Mr. Parker is employed full-time at Summit.

William R. Turner, President and Chief Operations Officer

      William R. Turner, in addition to his duties with the Company, has a consulting practice available to the securities and insurance industries. Although this remains a viable consulting practice, for the term of Mr. Turner's contract with Summit Brokerage Services Inc., he is committed full-time to his duties as President and Chief Operating Officer of Summit. He is a former Senior Vice President and Secretary of INVEST Financial Holding Co., Inc., as well as Senior Vice President and Director of Compliance for INVEST Financial Corporation. Mr. Turner was with INVEST for over 11 years and helped create the standards used by regulators on the sale of investment products within banks and other non-traditional securities areas. INVEST's regulatory record was flawless during Mr. Turner's tenure. Prior to INVEST, Mr. Turner was a corporate officer and registered representative with Paine Webber, Jackson and Curtis and a registered representative with Merrill Lynch. He has been on numerous industry panels. He was also a regulator with the National Association of Securities Dealers, Inc., as an examiner and the Assistant Director of NASDAQ, the NASD's automated quotation system. He has been in the securities/insurance industry for over 30 years. Mr. Turner is employed full-time at Summit.

Mark Caulfield, Chief Financial Officer and Secretary/Treasurer

      Mark Caulfield is a Certified Public Accountant with over 20 years in financial management, serving in such key roles as Vice President of Finance and Administration, as well as Controller. He has been involved with a number of similar rapidly growing companies, including such industries as hospitality management, travel and tourism, restaurant, and nuclear power service

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 31

contracting. He has served on numerous business, charitable, and community boards and committees. He and his family currently devote a great deal of time to church and Rotary involvement. He is also a member of several professional associations, including the American Institute of Certified Public Accountants. Mr. Caulfield is employed full-time at Summit.

Brian R. Best, Director

      Since 1998, Mr. Best has been a medical center representative for COR Therapeutics, a bio-pharmaceutical company with a breakthrough product in cardiac care. He is responsible for managing 12 coastal hospitals and over 100 physicians. Mr. Best was employed to create a new standard of care for cardiac patients in the Emergency Room and in percutaneous coronary interventions with the use of Integrilin. He is assisting in the development of research facilities for NDA studies and international company representatives. From 1992 to 1998, he was employed by Abbot Laboratories. As a Neurological Sales Specialist, he marketed anti-convulsants and anti-psychotics to neurologists and psychiatrists. As PPR/SWAT, he fulfilled a variety of assignments during this time, including three relocations to rebuild vacant territories. He received a Bachelor of Science degree from Wake Forest University in 1992. Mr. Best is not employed full-time at Summit.

Harry S. Green, Director

      From 1966 until he retired in 1994, Mr. Green worked for Wal-Mart. After graduation from University of Arkansas in 1970, he started on their management program and was promoted to District Manager in 1977. In 1984 he was promoted to Regional Vice President and in 1988 he was Regional Vice President of Sam's. From 1990 to 1994, he worked with SuperCenters and was Operations Director for Bud's. Mr. Green is not employed full-time at Summit.

D. Mark Olson, Director

      Mr. Olson began his securities industry career in 1978 as a

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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 32

registered representative with Shearson. In 1983, as Divisional Director of Sales, he directed the sales efforts of 600 registered reps located in 39 branches in 10 states. In 1987, Mr. Olson joined Kemper Financial Services as National Director of Sales, where he directed the sale of Kemper mutual funds, annuities, and unit investment trusts through banks, brokerage firms, financial planners, and insurance agents. He put many of the country's leading banks in the securities business, such as Chemical Bank, California Federal Savings Bank, Dime Savings Bank of New York, Banco De Poplar, Hinsdale Federal Savings Bank, and Trans Financial National Bank. This development lead to his position as Executive Vice President at Kemper. He later became President, CEO, and Chairman of the Board of Invest Financial Corporation Holding Company, and all subsidiaries. Under his guidance, Invest increased sales from under one billion dollars to over four billion dollars annually, and became profitable became a after seven previous years of net losses . In 1994, Mr. Olson management consultant to the securities, banking, and insurance industries. His clients have been US banks, insurance companies, mutual fund companies, money managers, and NYSE member broker/dealers. He has also served numerous clients in Canada. He created a financial services company for a leading Midwestern bank holding company, created many of the innovative sales and marketing strategies used in the securities industry today. He has trained thousands of registered representatives how to improve their business. He served as President and CEO and helped turn around a troubled third party workers' compensation administrator and a property and casualty insurance company. He also served as President and CEO of a large managing general insurance agency and risk manager. Mr. Olson is an accomplished public speaker and frequently provides keynote addresses for national sales events of companies in the securities industry. Mr. Olson is not employed full-time at Summit.

Jack B. Root, Director

      Mr. Root is a 40 year veteran of the financial service industry. He began his career as a financial advisor and has worked his way up through the ranks of the industry. Mr. Root developed the Successful Money Management Seminar and has since

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 33

helped develop similar courses for Canada and New Zealand. He has presented over 3,500 hours of seminar instruction and has prepared financial plans for hundreds of individuals and families. He retired from Successful Money Management Seminars, Inc., in 1998. Mr. Root is not employed full-time at Summit.

ITEM 6. EXECUTIVE COMPENSATION

      The following table sets forth the compensation paid by the Company for its fiscal years ended December 31, 1999, December 31, 1998, and December 31, 1997 to its Chief Executive Officer and all other executive officers (collectively, the "Named Executive Officers") whose total salary and bonus from the Company exceeded $100,000 in the fiscal year ended December 31, 1999

Name and                           Fiscal Year Ended
Principal Position                    December 31                  Salary
----------------------             -----------------              --------
Richard Parker, CEO                      1999                     $188,471
                                         1998                     $147,200
                                         1997                     $149,400


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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 34

Employment Agreements

      The Company entered into a two-year employment agreement with William R. Turner (the "Turner Employment Agreement"), the Company's Chief Operating Officer and President, in September 1999. The term of the Turner Employment Agreement commenced on September 22, 1999 and will expire on September 22, 2001. The Turner Employment Agreement provides that in consideration for Mr. Turner 's services, he is to be paid a salary of $100,000 during the first year of the agreement, 15,000 shares of the Company's common stock, and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. During the second year of the agreement Mr. Turner will receive a 5% increase in salary and 15,000 shares of the Company's common stock, and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. The contract is renewable upon agreement by both parties.

      The Company does not currently have an Executive Compensation Committee.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Certain family members of Richard Parker, the Company's Chairman and CEO, and William Turner, the Company's President and COO, own shares of the Company's common stock as set forth below:

                                                     # of                                            Date
Name                                                 Shares              Relationship              Acquired
---------------------------                          --------          ---------------           -----------
Cole, Anthony Shane C/F Brittney                       500              Granddaughter              12/19/97
     Shane Cole UTMA/FL                              5,000                                           9/2/99

Cole, Anthony Shane C/F Joshua
     Brice Cole UTMA/FL                                500                   Grandson              12/19/97

Cole, Dabney Wayne C/F McKenna                         500                   Grandson              12/19/97
     Cole UTMA/FL                                    5,000                                          10/4/99


                                       34
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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 35

                                                     # of                                            Date
Name                                                 Shares              Relationship              Acquired
---------------------------                          --------          ---------------           -----------
Cole, Dabney & Melissa Cole,                         2,000                    Stepson              12/19/97
     JTTEN                                           5,000                                         10/22/99

Cole, Dabney Wayne                                   5,720                    Stepson               11/9/98 thru
                                                                                                    10/4/99

Cole, Anthony & Gale, JTTEN                          7,000                     Son &               10/22/99
                                                                     Daughter-in-law

Cole, Gale                                           5,000           Daughter-in-law                 9/2/99

Parker, Aaron                                        1,040                     Nephew               7/23/98

Parker, Roger                                        1,000                    Brother               7/23/98

Parker, Joan                                         7,000                       Wife              10/13/97
                                                     7,500                                          11/9/98
                                                    12,500                                             1999

Parker, Richard & Joan, JTTEN                      640,175                Self & Wife                  1999

Parker, Doris                                        5,000                     Mother                9/2/99

Parker, Richard Sr.                                  5,000                     Father                9/2/99

Parker, Richard Sr. & Doris, JTTEN                   2,000            Mother & Father               7/23/98

Turner, Darrell & Jennifer, JTTEN                      400                  Son &                  12/14/99
                                                                      Daughter-in-law

Turner, Stephen R.                                     200                  Son &                  12/14/99
                                                                      Daughter-in-law

ITEM 8. DESCRIPTION OF SECURITIES


                                       35
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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 36

      The Company's Articles of Incorporation authorizes the issuance of 10,000,000 shares of common stock, $.0001 par value per share, of which 4,553,757 shares are outstanding, held of record by approximately 140 stockholders as of the date of this filing. The Company is not authorized to issue shares of preferred stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences applicable to the currently outstanding shares, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. All outstanding shares of common stock are fully paid and nonassessable.

      The transfer agent for the common stock is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.


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Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 37

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The common stock is currently quoted on the OTC Bulletin Board operated by The NASDAQ Stock Market, Inc. (the "OTC Bulletin Board") under the symbol "SUBO." The following table sets forth the high and low last sale prices for the common stock for each fiscal quarter, or interim period, in which the common stock has been publicly traded, as reported by the OTC Bulletin Board. These prices do not reflect retail mark-ups, markdowns or commissions and may not represent actual transactions.

         Quarter Ended                        Low                        High
         -------------------                 -------                    ------
         June 30, 1998 (1)                   $ 2.50                     $3.38
         September 30, 1998                  $ 3.00                     $3.57
         December 31, 1998                   $ 3.32                     $3.94
         March 31, 1999                      $ 1.50                     $4.00
         June 30, 1999                       $ 3.50                     $4.00
         September 30, 1999                  $ 2.25                     $6.13
         December 31, 1999                   $ 4.13                     $6.25

---------------
(1)   Trading on the OTC-BB exchange began on June 24, 1998.

      The closing sales price on January 12, 1999 reported on the OTC Bulletin Board was $5.13 per share of common stock.

      To date, the Company has not paid any cash dividends on its common stock. However, pursuant to the terms of the Company's Rule 504 D Private Placement offering in 1997, shareholders who held their stock for two years were entitled to and issued stock dividends.

      The Company issued 5,400 shares of Summit common stock as stock dividends on December 17, 1999; the fair market value on this date was 4 5/8. These stock dividends were granted, in light of negative retained earnings, to compensate those shareholders who not only were among the first to invest in

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 38

Summit, but also continued to hold their investment in the company.

ITEM 2. LEGAL PROCEEDINGS

      The Company is not presently a party to any litigation nor to the knowledge of management is any litigation threatened against the Company which would materially affect the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      There was a change in accountants from Flavin, Jackson, Zirilli & Bouvier, CPA to Hoyman, Dobson & Company, P.A. There were no disagreements with the previous accountants.

      The company made this change only due to fact that the former accountants were not registered with the SEC Practice Section of the AICPA. The former accountants' report on the financial statements of the company for the past two years did not contain any adverse opinion, disclaimer of opinion, or qualification as to uncertainties, audit scope, or accounting principles. This decision was recommended by the Company Board of Directors. The letter dated January 21, 2000 from the former accountant, Thomas Flavin CPA, addressed to the Commission is attached as an exhibit. The letter reflects his agreement with the above statements.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

Private Placements

      The Company has capitalized its operations from two separate limited offerings pursuant to Rule 504 of Regulation D. The Rule 504 exemption as utilized in both offerings was available to the Company based upon the following facts and circumstances:

      o The Company was not a blank check company and was not a reporting company.

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 39

      o The Company raised less than $1 million during each of the offering periods.

      o The Company offered its securities to both accredited and non-accredited investors only in states where respective blue sky exemptions were complied with.

      Between July 1997 and May 1998, the Company issued 322,800 shares of its common stock for a total aggregate amount of $807,000. The 322,800 shares were sold to approximately 48 investors in a transaction exempt from registration pursuant to Rule 504 of Regulation D promulgated under the 1933 Act. No underwriters were used in connection with this transaction.

      Between September 1998 and January 2000, the Company issued 400,267 shares of its common stock for a total aggregate amount of $864,000. The 400,267 shares were sold to approximately 49 investors in a transaction exempt from registration pursuant to Rule 504 of Regulation D promulgated under the 1933 Act. No underwriters were used in connection with this transaction

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Chapter 607 of the Florida Statutes provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Florida corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

      Section 607.0850 of the Florida Statutes permits a corporation, by so providing in its certificate of incorporation, to eliminate or to limit a director's liability to the corporation and its stockholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section
607.0850 provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or

Paul Fischer, Esq.
U.S. Securities and Exchange Commission
March 31, 2000
Page 40

its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

      Article VIII of the Company's By-laws provide each director or officer of the corporation shall be indemnified as of right to the fullest extent permitted by current or future legislation or by current or future judicial or administrative decisions against any fine, liability, cost, or expense, including attorneys' fees, asserted against or incurred by the director or officer. The corporation can agree to grant the same right of indemnification to other agents or employees of the corporation and to persons serving at the request of the corporation as its representative in the position of a director, officer, agent, or employee of another enterprise. The right of indemnification shall extend to the heirs, personal representatives, and estate of each person granted the right pursuant to the preceding sentences. The right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The corporation may maintain insurance at its expense to protect itself and any such person against any fine, liability, cost, or expense, whether or not the corporation would have the legal power to directly indemnify the person against that liability.

      The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

      its stockholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the Florida General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. Section 607 does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

      Article VIII of the Company's By-laws provide each director or officer of the corporation shall be indemnified as of right to the fullest extent permitted by current or future legislation or by current or future judicial or administrative decisions against any fine, liability, cost, or expense, including attorneys' fees, asserted against or incurred by the director or officer. The corporation can agree to grant the same right of indemnification to other agents or employees of the corporation and to persons serving at the request of the corporation as its representative in the position of a director, officer, agent, or employee of another enterprise. The right of indemnification shall extend to the heirs, personal representatives, and estate of each person granted the right pursuant to the preceding sentences. The right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The corporation may maintain insurance at its expense to protect itself and any such person against any fine, liability, cost, or expense, whether or not the corporation would have the legal power to directly indemnify the person against that liability.

      The foregoing right of indemnification is not deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

                                    PART F/S

FINANCIAL STATEMENTS

      The audited financial statements of the Company, audited by Hoyman, Dobson & Company, PA, Certified Public Accountants, 215 Baytree Drive, Suite 1, Melbourne, Florida 32940, required by Regulation S-X commence on page F/S 1 hereof in response to this Item of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS

    2 Reorganization Agreement (not applicable)

    3 (i) Articles of Incorporation and Amendments
    3 (ii)By-Laws

    4 Instruments defining the rights of holders (refer to exhibit 3)

    9 Voting Trust agreement  (not applicable)

   10 Material contracts  (not applicable)

   11 Statement re: Computation of per share earnings (not applicable)

   16 Letter of change in certifying accountant

   21 Subsidiaries of the Registrant

   24 Power of Attorney (not applicable)

   27 Financial Data Schedule

   99 Additional Exhibits

      Registered Representative Agreement Broker-Dealer Management Agreement with Summit Group of Companies, Inc.

*    To be filed by amendment
**  Previously filed

                                  SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-SB/A-2 to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Summit Brokerage Services, Inc.


March 28, 2000                            /s/ Richard Parker
                                    ---------------------------------------
                                    Richard Parker
                                    Chairman of the Board and
                                    Chief Executive Officer

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Indialantic, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. (a Florida Corporation) and Subsidiaries as of December 31, 1999, and the related consolidated statement of income (loss), changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 1998 were audited by other auditors whose report dated February 17, 1999, expressed an unqualified opinion on those statements. As discussed in Note 16, the Company has restated its year ended December 31, 1998 financial statements to properly reflect the amortization of unearned stock compensation, in conformity with generally accepted accounting principles. The other auditors reported on the 1998 financial statements before the restatement.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 16 to the financial statements, the previously reported commission revenues and commissions receivable as of December 31, 1999, were discovered by management after January 28, 2000, the date of the auditor's report, to be understated. In addition, management fully reserved against the December 31, 1999 deferred tax asset and other receivables and wrote off other assets. Accordingly, an adjustment has been made to retained earnings as of December 31, 1999 to correct these errors.


                                                                               1
--------------------------------------------------------------------------------

Board of Directors and Shareholders
Summit Brokerage Services, Inc. and Subsidiaries
Page Two

Our audit was made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

We also audited the adjustment described in Note 16 that was applied to restate the 1998 financial statements. In our opinion, such an adjustment is appropriate and has been properly applied.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 18 to the financial statements, the Company has suffered recurring losses from operations at December 31, 1999 which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 18. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Hoyman, Dobson & Company, P.A.
Melbourne,  FL
January 28, 2000, except to Note 16
as to which the date is March 29, 2000


                                                                               2
--------------------------------------------------------------------------------

Board of Directors and Shareholders
Summit Brokerage Services, Inc.
Indialantic, Florida

We have audited the statement of financial condition of Summit Brokerage Services, Inc. as of December 31, 1998, and the related statement of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              FLAVIN, JACKSON, ZIRILLI & BOUVIER

February 17, 1999, except to Note 15
as to which the date is January 28, 2000
Melbourne, Florida


                                                                               3
--------------------------------------------------------------------------------

                                   "RESTATED"
                SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 1999 and 1998
--------------------------------------------------------------------------------

ASSETS                                                      1999           1998
                                                       -------------  -------------
Cash                                                    $  408,957    $    106,804

Cash with clearing broker                                   25,132          25,377

Commissions receivable                                     463,356          79,410
Prepaid expenses                                            27,132          61,900
Other receivables, net of $31,040 and $0 allowance for
  doubtful accounts at December 31, 1999 and 1998                -           9,850

Due from related party                                     102,704          91,089
Subscription receivable                                     48,000              --
Property and equipment at cost, less accumulated
  depreciation of  $70,970 and $33,442 at
  December 31, 1999 and 1998, respectively                  79,267          85,873
Deferred tax asset, net of valuation allowance of
 $283,860 and $0 at December 31, 1999 and 1998                  --         144,860

Other assets                                                    --           9,537
                                                       -------------  -------------

Total assets                                            $1,154,548    $    614,700
                                                       =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
Accounts payable                                        $   63,896    $     20,949
Accrued commission expense                                 645,925          84,986
Deferred income                                             24,667              --
                                                       -------------  -------------
     Total liabilities                                     734,488         105,935
                                                       -------------  -------------

Stockholders' equity
Common stock, par value $.0001 per share. Authorized
 10,000,000 shares, 4,541,751 shares issued and 4,538,132
 shares outstanding at December 31, 1999, 3,905,571 issued
 and outstanding at December 31, 1998                          454             391
Additional paid-in capital                               2,909,379       1,293,106
Unearned stock compensation                               (867,213)        (178,620)
Treasury stock, at cost                                    (18,578)             --
Subscriptions receivable                                   (94,000)             --
Accumulated deficit                                     (1,509,982)       (606,112)
                                                       -------------  -------------
   Total stockholders' equity                              420,060         508,765
                                                       -------------  -------------

Total liabilities and stockholders' equity              $1,154,548    $    614,700
                                                       =============  =============


The accompanying notes are an integral part of this statement.                 4
--------------------------------------------------------------------------------

                                   "RESTATED"
                SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income (Loss)

For the years ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                         1999            1998
                                                    -------------   --------------
Revenues
  Commissions                                       $  4,712,651      $2,801,431
  Interest and dividends                                  27,565          41,367
  Other                                                   16,403          51,481
                                                    -------------   --------------
                                                       4,756,619       2,894,279
                                                    -------------   --------------

Expenses

   Commissions                                         3,596,311       2,091,083
   Occupancy                                             116,752         111,622
   Amortization of unearned stock compensation/
   consultant expenses                                   214,504          32,287
   Management fees                                     1,156,235         885,482
   Bad debt expense                                       31,040               -
   Other operating expenses                              375,787         283,477
                                                    -------------   --------------
                                                       5,490,629       3,403,951
                                                    -------------   --------------
Net loss before income taxes                           (734,010)        (509,672)
Provision for income taxes                             (144,860)          98,630
                                                    -------------   --------------
Net loss                                              $ (878,870)      $(411,042)
                                                    =============   ==============
Weighted Average Common Shares and
   Common Share Equivalents Outstanding                4,180,322       3,789,849
                                                    =============   ==============
Earnings per share                                    $  (0.2102)    $   (0.1085)
                                                    =============   ==============


The accompanying notes are an integral part of this statement.                 5
--------------------------------------------------------------------------------

                                   "RESTATED"
                SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                     Common Stock
                                               -------------------------                   Unearned
                                                Number of                   Additional       Stock
                                                  Shares                      Paid-In       Compen-     Treasury
                                               Outstanding    Par Value       Capital       sation       Stock
                                               -----------    ---------     -----------    ---------    --------
Balances, December 31, 1997                     3,725,020     $     373     $   653,537    $      --    $     --

Issuance of common stock for cash                 112,700            11         428,669           --          --

Issuance of common stock for
  unearned compensation                            67,851             7         210,900     (210,907)         --

Amortization of unearned stock compensation            --            --              --       32,287          --

Net loss                                               --            --              --          --           --
                                                ---------     ---------      ----------     --------    --------
Balances, December 31, 1998                     3,905,571           391       1,293,106     (178,620)         --

Issuance of common stock for cash                 324,333            33         551,967           --          --

Issuance of common stock for
  subscription receivable                          94,667             9         141,991           --          --

Issuance of common stock for
  unearned compensation/
   consultant expenses                            110,011            10         525,952     (525,962)         --

Issuance of common stock for legal services        15,000             1          54,449      (54,450)         --

Issuance of common stock for
  future private placement services               100,000            10         349,990     (350,000)         --

Amortization of unearned stock
  compensation/consultant
   expenses                                            --            --              --      214,504          --

Stock dividends issued                              5,400             1          24,999           --          --

Retirement of common stock                        (13,225)           (1)        (33,075)      27,315          --

Purchase of treasury stock                         (3,625)           --              --           --     (18,578)

Net loss                                               --            --              --           --          --
                                                ---------     ---------      ----------     --------    --------
Balances, December 31, 1999                     4,538,132     $     454     $ 2,909,379    $(867,213)   $(18,578)
                                                =========     =========     ===========    =========    ========
                                                                              Total
                                                                              Stock-
                                              Subscription   Accumulated     holder's
                                               Receivable      Deficit        Equity
                                              ------------   -----------    -----------
Balances, December 31, 1997                   $        --    $   195,070)   $   458,840

Issuance of common stock for cash                      --             --        428,680

Issuance of common stock for
  unearned compensation                                --             --             --

Amortization of unearned stock compensation            --             --         32,287

Net loss                                               --       (411,042)      (411,042)

Balances, December 31, 1998                            --       (606,112)       508,765

Issuance of common stock for cash                      --             --        552,000

Issuance of common stock for
  subscription receivable                         (94,000)            --         48,000

Issuance of common stock for
  unearned compensation/
   consultant expenses                                 --             --             --

Issuance of common stock for legal services            --             --             --

Issuance of common stock for
  future private placement services                    --             --             --

Amortization of unearned stock
  compensation/consultant
   expenses                                            --             --        214,504

Stock dividends issued                                 --        (25,000)            --

Retirement of common stock                             --             --         (5,761)

Purchase of treasury stock                             --             --        (18,578)

Net loss                                               --       (878,870)      (878,870)
                                              -----------    -----------    -----------
Balances, December 31, 1999                   $   (94,000)   $(1,509,982)   $   420,060
                                              ===========    ===========    ===========


The accompanying notes are an integral part of this statement.                 6
--------------------------------------------------------------------------------

                                   "RESTATED"
                SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                    1999           1998
                                                 -----------    -----------
Cash flows from operating activities
   Cash received from customers                  $ 4,348,585    $ 2,779,601
   Cash paid to suppliers and employees           (4,559,387)    (3,339,233)
   Interest received                                  10,211         41,367
                                                 -----------    -----------
     Net cash used in operating activities          (200,591)      (518,265)
                                                 -----------    -----------

Cash flows from investing activities
   Purchase of property and equipment                (30,923)       (65,822)
                                                 -----------    -----------
     Net cash used in investing activities           (30,923)       (65,822)
                                                 -----------    -----------

Cash flows from financing activities
  Purchase of treasury stock                         (18,578)            --
  Issuance of common stock                           552,000        428,679
                                                 -----------    -----------
     Net cash provided by financing activities       533,422        428,679
                                                 -----------    -----------

Net increase (decrease) in cash and
  cash equivalents                                   301,908       (155,408)

Cash and cash equivalents at beginning of year       132,181        287,589
                                                 -----------    -----------
Cash and cash equivalents at end of year         $   434,089    $   132,181
                                                 ===========    ===========


The accompanying notes are an integral part of this statement.                 7
--------------------------------------------------------------------------------

                                   "RESTATED"
                SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows - Continued

For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                           1999         1998
                                                         ---------    ---------
RECONCILIATION OF NET LOSS TO NET
  CASH USED IN OPERATING ACTIVITIES

  Net loss                                               $(878,870)   $(411,042)

  Adjustments to reconcile net loss to net
    cash used in operating activities
      Depreciation                                          37,529       29,932
      Amortization                                              --          819
      Amortization of unearned stock
         compensation/consultant expenses                  214,504       32,287
      Retirement of common stock                            (5,761)          --
      Increase in commissions receivable                  (383,946)     (73,311)
      Decrease in other receivables                          9,850           --
      Decrease (increase) in prepaid expenses               34,768      (47,272)
      Increase in due from related party                   (11,615)      (1,809)
      Decrease (increase) in deferred tax asset            144,860      (97,287)
      Decrease in other assets                               9,537           --
      Increase (decrease) in accounts payable               42,947      (20,589)
      Increase in accrued commission expense               560,939       70,007
      Increase in deferred income                           24,667           --
                                                         ---------    ---------
        Net cash used in operating activities            $(200,591)   $(518,265)
                                                         =========    =========

Cash and cash equivalents for the purpose of this
  statement consisted of the following at December 31:
    Cash                                                 $ 408,957    $ 106,804
    Cash with clearing broker                               25,132       25,377
                                                         ---------    ---------

                                                         $ 434,089    $ 132,181
                                                         =========    =========

SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND FINANCING ACTIVITIES:

In fiscal year 1999, the Company issued 5,400 shares of common stock dividends totaling $25,000.

In fiscal year 1999, the Company issued a $142,000 stock subscription receivable for 94,667 shares of common stock.

The accompanying notes are an integral part of this statement.                 8
--------------------------------------------------------------------------------

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services Inc. (the "Company") is a National Association of Securities Dealers (NASD) member firm. The Company is an independent broker dealer offering financial services to clients across the country through its 39 branch offices.

On December 31, 1999 the Company acquired 100% of Summit Holding Group, Inc. through the purchase of stock for $1. Summit Holding Group, Inc. had $200 of assets at the time of the purchase and no liabilities. Summit Holding Group, Inc. (a holding company) owns 100% of Summit Financial Group, Inc. (a registered investment advisor) and Summit Insurance Agency Corporation (an insurance business). There was no activity in these three entities during fiscal year 1999 and 1998.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

MUTUAL FUNDS - RESERVED - The Corporation has an interest bearing reserve deposit with a clearing firm. The clearing firm requires this deposit of all introducing firms for whom it transacts business.

COMMISSION RECEIVABLE - The Company considers commissions receivable fully collectible; accordingly, no allowance is required.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting and tax purposes, is based on the straight-line and double declining balance methods over the estimated useful lives of the related assets, generally 3 to 7 years.

MARKETING COSTS - Marketing costs, except for costs associated with direct-response marketing, are charged to operations when incurred. The costs of direct-response marketing costs are capitalized and amortized over the period during which future benefits are expected to be received.

DEFERRED INCOME - Deferred income represents advances received from the clearing company for unearned commissions.

TREASURY STOCK - Treasury stock is shown at cost.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMMISSIONS REVENUE AND EXPENSES - Commissions revenue is recorded on a trade-date basis as transactions occur. The Company receives commissions on products sold by their branch offices. The Company receives all commissions from the transactions, takes their commission based on the terms agreed to in the registered representative agreements and remits all remaining commissions to the branch offices.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to operating losses. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax also is recognized for operating losses and tax credits that are available to offset future taxable income.

EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share for the years ended December 31, 1999 and 1998 have been computed by dividing net income (loss) by the weighted average number of shares outstanding. Diluted earnings (loss) per share for the years ended December 31, 1999 and 1998 did not differ from amounts computed under the basic computation.

ESTIMATES - The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -  DUE FROM RELATED PARTY

At December 31, 1999 and 1998, the Company has a receivable of $14,220 and $19,959, respectively, from a company, 100% owned by a shareholder who is also the Company's majority stockholder for expenses paid by Summit Brokerage Services, Inc. on the related company's behalf. This company conducts educational and training seminars and generates income from fees paid by the participants. The receivable is unwritten and is intended to be paid back in fiscal year 2000.

The Company at December 31, 1999 and 1998 has advances of $88,484 and $71,130, respectively, to an entity 100% owned by a shareholder who is also the Company's majority shareholder for expenses paid by Summit Brokerage Services, Inc. on the related company's behalf. This related company owns an office building that the Company leases. Interest of $17,354 was accrued on the advance during fiscal year 1999 at 8% per annum and is included in due from related party. The entire balance outstanding including accrued interest is intended to be repaid to the Company.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 3 - SUBSCRIPTION RECEIVABLE

At December 31, 1999 the Company has a subscription receivable of $142,000. $48,000 of this subscription receivable is included as an asset at December 31, 1999 since it was collected before the financial statements were issued. The remaining uncollected $94,000 is shown as a reduction of stockholders' equity.


NOTE 4 - OTHER RECEIVABLE

At December 31, 1999 the Company has a receivable from a former sales representative in the amount of $31,040, due to be repaid by January 4, 1999, which represents advances paid to the sales representative. The receivable is currently in litigation and has been fully reserved for.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 1999 and 1998:

                                      1999         1998
                                    ---------    ---------
Computer systems and software       $  76,345    $  50,948
Equipment                              15,655       10,130
Leasehold improvements                 58,237       58,237
                                    ---------    ---------

  Total                               150,237      119,315

  Less:  accumulated depreciation     (70,970)     (33,442)
                                    ---------    ---------

                                    $  79,267    $  85,873
                                    =========    =========

Depreciation expense charged to operations was $37,529 for the year ended December 31, 1999 and $29,932 for the year ended December 31, 1998.

NOTE 6 - OTHER ASSETS

Other assets at December 31, 1998 consisted of capitalized marketing costs of $9,537. These costs were being amortized straight-line over 15 years. Amortization expense for the year ended December 31, 1998 was $819. These costs were written off during fiscal year 1999.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 7 - COMMON STOCK

On July 16th, 1997, the Company established a restricted stock bonus plan as an encouragement for employees and certain consultants to remain in the employment or service of the Company. The shares granted under the plan were in the form of restricted stock vesting over a two-year period beginning after the date of grant of the award. Since the stock issued is subject to forfeiture until two-years of continuous employment or service from the date of the grant award, unearned compensation is recorded at the fair market value at the date awarded as a reduction of stockholder's equity. Compensation and consultant expense is recognized pro rata over the period during which the shares are earned in accordance with FASB 123. Compensation and consultant expenses recognized for the year ended December 31, 1999 was $185,313 and $1,966, respectively. Compensation expense for 1998 was $32,287. There was no stock issued in fiscal year 1998 to consultants. In fiscal year 1999, 13,225 shares of stock issued for compensation originally recorded at $33,075 was forfeited and retired. The total amount of compensation expense amortized in 1998 which was added back to compensation expense in 1999 was $5,761. There was no stock forfeited in fiscal year 1998.

On January 13, 1999, the Company granted 15,000 shares of restricted stock to an attorney to pay for services rendered through the end of 2000. When the shares were issued, unearned compensation for consulting services of $54,450 was recorded at the fair market value of the stock on the date of issue as a reduction of stockholder's equity. Consultant expense is recognized pro rata over the period during which the services are being performed. Consultant expenses recognized for the year ended December 31, 1999 are $27,225. Unearned consultant expenses at December 31, 1999 are $27,225.

On July 29, 1999, the Company granted 100,000 shares of restricted stock to a placement agent for services to be performed during 2000 and into 2001. The stock issued is being held in escrow pending performance of these services. The stock issued has been recorded at the fair market value of the stock on the date of issue as unearned consultant expenses for services in the amount of $350,000 and is recorded as a reduction of stockholder's equity. No consultant expenses have been recognized for the year ended December 31, 1999 since no services have been performed.

NOTE 8 - TREASURY STOCK

Treasury stock is shown at cost, and in 1999 consists of 3,625 shares of common stock.

NOTE 9 - STOCK OPTIONS

On December 31, 1999, the Company granted stock options to key personnel to purchase 155,000 shares of the Company's common stock at an exercise price of $2.50 per share. The terms of the options provide that the options will expire five years after the grant date and will vest one year from the grant date. At December 31, 1999 no shares have been exercised.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 9 - STOCK OPTIONS (CONTINUED)

The Company applies APB Opinion No. 25 in accounting for its option plans and, accordingly, no compensation cost has been recognized in the financial statements for stock options granted. The shares were granted on December 31, 1999, therefore there is also no compensation cost to be recognized and disclosed under the provisions of SFAS 123 since the options were only outstanding for one day. These options vest over a one-year period from the grant date.

There were no stock options outstanding during fiscal year 1998. Stock option activity during fiscal year 1999 is as follows:

                                                   Weighted -
                                                   average
                                      Number of    exercise
                                       Shares       price
                                      ---------    --------
Outstanding at December 31, 1998           --      $    --
  Granted on December 31, 1999        155,000         2.50
  Exercised                                --           --
  Forfeited                                --           --
                                      -------      -------
Outstanding at December 31, 1999      155,000      $  2.50
                                      =======      =======

Using the Black Scholes option-pricing model, the per share weighted average fair value of stock options granted on December 31, 1999 where market price is greater than the exercise price on the grant date is $4.00.

The following weighted average assumptions were used:

  Expected risk-free interest rate      7%
  Expected life                         5 years
  Expected volatility                   50%
  Expected dividend yield               0.00%

At December 31, 1999, the exercise price and weighted-average remaining contractual lives of outstanding options was $2.50 and five years for all shares.

At December 31, 1999, the number of options exercisable was 155,000 and the weighted-average exercise price of those options was $2.50.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and
1998
--------------------------------------------------------------------------------

NOTE 10 - OPERATING LEASE

The Company leases office space under a non-cancelable operating lease with an entity whose major shareholder is also the Company's major shareholder. Under the terms of the lease, the Company leases office space for its headquarters. The lease expires in 2007. Minimum future rental payments for each of the next five years and in the aggregate are as follows:

         2000                                              $  109,200
         2001                                                 109,200
         2002                                                 109,200
         2003                                                 109,200
         2003                                                 109,200
         Subsequent                                           309,400
                                                          ------------
              Total                                        $  855,400
                                                          ============

Total rent expense, including month-to-month leases, for the years ending December 31, 1999 and 1998 was $116,752 and $111,622 respectively.

NOTE 11 - INCOME TAXES

A summary of the provision for income taxes at December 31, 1999 and 1998 is as follows:

                                                                           1999            1998
                                                                         ---------       ---------
         Deferred tax benefit due to temporary differences:
            Federal                                                      $ 104,000       $  72,168
            State                                                           35,000          26,462

         Change in valuation allowance                                    (283,860)             --
                                                                         ---------       ---------

         Total income tax benefit (expense)                              $(144,860)      $  98,630
                                                                         =========       =========

The deferred tax asset at December 31, 1999 and 1998 is as follows:

                                                                           1999            1998
                                                                         ---------       ---------
            Deferred tax asset - NOL carryforwards                       $ 283,860       $ 144,860
            Valuation allowance                                           (283,860)             --
                                                                         ---------       ---------

            Net deferred tax asset                                       $      --       $ 144,860
                                                                         =========       =========

A valuation allowance is provided when it is more likely than not that some portion of all of the deferred tax assets will be realized. The Company has established a valuation allowance for the entire deferred tax asset which consists of net operating loss carryforwards.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 11 - INCOME TAXES (CONTINUED)

The company has net operating loss carryforwards of approximately $1,415,000 for federal and state income tax purposes, which are available to offset future taxable income. These loss carryforwards expire in various years from 2012 to 2019.

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rates of 34% for both 1999 and 1998 to income (loss) before income taxes due to the effects of net operating loss carryforwards and the valuation allowance.

NOTE 12 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments. The Company places its temporary cash investments with financial institutions. The amount of credit exposure in excess of federally-insured limits at December 31, 1999 and 1998 was $317,647 and $0, respectively.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 13 - RELATED PARTY TRANACTIONS

The Company has entered into a written agreement whereby it pays a management fee to cover overhead expenses which include administrative services, clerical and accounting to an entity which is a wholly owned company of the majority shareholder of the Company. The total fees paid to the related party were $1,156,235 and $885,482 for 1999 and 1998, respectively.

The Company received $29,015 in fiscal year 1999 of commissions from a related company owned by the majority stockholder for referrals to the seminars conducted by the related company. No fees were received in 1998. (See Note 2)

The Company paid rent of $109,200 and $97,874 for fiscal year 1999 and 1998 to a related company owned by the majority shareholder. The related company owns the building the Company is leasing (See Note 10).

NOTE 14 - NET CAPITAL REQUIREMENT

The company is a "Fully Disclosed Broker Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing firm and has fully disclosed all of its customer accounts to this firm.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Ruse (SEC Rule 15C 3-1), which requires the maintenance of minimum net capital.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 14 - NET CAPITAL REQUIREMENT (CONTINUED)

The fully phased-in net capital requirement for "fully disclosed" firms that receive, but do not hold, customer or other securities, is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 1999 and 1998, the Company had net capital of $64,863 and $103,607, respectively, which was in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 11 to 1 and 1 to 1 at December 31, 1999 and 1998, respectively.

NOTE 15 - RECLASSIFICATION

Certain reclassifications have been made to the December 31, 1998 financial statements to conform with the December 31, 1999 financial statement presentation. Such reclassifications have had no effect on net income as previously reported.

NOTE 16 - RESTATEMENT

December 31, 1999 restatement

On February 7, 2000, management determined, based on actual collections, that commissions revenue and receivables at December 31, 1999 had been understated by $68,520. Commission expense and accrued commission expense related to the same transactions were understated by $23,229 at December 31, 1999. The net of these amounts, $45,291, reduced the net loss and increased the accumulated deficit at December 31, 1999. The net capital requirement in Note 14 was revised accordingly. The statement of cash flow was also revised for the effects of these changes.

On March 29, 2000, management determined as a result of registering the Company with the Securities and Exchange Commission that marketing costs of $8,828 should be written off, a $31,040 receivable from an employee should have fully reserved for and the deferred tax asset of $283,860 should have been offset by a valuation allowance. This decision was made to more conservatively show the Company's financial position. The result of these restatements was to reduce total assets and increase the accumulated deficit at December 31, 1999 by $323,728. The net loss at December 31, 1999 was also increased by $323,728. The statement of cash flows was revised for these changes. There was no effect on the net capital requirement disclosed in Note 14 as a result of these adjustments.

December 31, 1998 restatement

The accompanying financial statements for December 31, 1998 have been restated to properly reflect the amortization of unearned compensation expense. Net loss for the year ended December 31, 1998 was increased by $32,287.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 1999 and 1998
--------------------------------------------------------------------------------

NOTE 17 - COMMITMENTS AND CONTINGENCY

The Company entered into a two-year employment agreement with William R. Turner (the "Turner Employment Agreement"), the Company's Chief Operating Officer and President, in September, 1999. The term of the Turner Employment Agreement commenced on September 22, 1999 and will expire on September 22, 2001. The Turner Employment Agreement provides that in consideration for Mr. Turner's services, he is to be paid a salary of $100,000 during the first year of the agreement, 15,000 shares of the Company's common stock, and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. The stock compensation and options for the first year have been included in Note 7 and 9. During the second year of the agreement, Mr. Turner will receive a 5% increase in salary and 15,000 shares of the Company's common stock and options to purchase 50,000 shares of the Company's common stock at an option price of $2.50 per share. The shares and options for the second year have not been earned or received as of December 31, 1999 by Mr. Turner, therefore no compensation has been recorded for these shares and options. The contract is renewable upon agreement by both parties.

NOTE 18 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has had recurring net losses. These matters raise substantial doubt about the entity's ability to continue as a going concern. Management plans to do a public offering in the future, is continuing to open new branch offices and currently has commitments for several new branch offices. In addition, the Company has a commitment from one of its major shareholders to enter into a subordinated debt agreement of at least $100,000 which will qualify as net capital. However, the Company's ability to continue as a going concern is contingent on the success of future operations, the formalization of existing commitments for new branch offices and the subordinated debt agreement. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 19 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 1999, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.